GRUPO CASA SABA

3Q04 Earnings Release                                                   October 28, 2004

EBITDA Increased 4.6% and
Cost- Bearing Liabilities were Liquidated

Financial Highlights:
(Figures in millions of pesos as of September 30, 2004; variations are with respect to the same period of 2003 except where noted)

• Net sales rose 4.14% during the quarter to $4,816.85 million.
• Gross profit increased by 1.60%, to reach $455.78 million.
• The gross consolidated margin for the quarter decreased by 24 b.p., to 9.46%
• Consolidated expenses declined 0.07%; expenses as a percentage of sales fell from 6.47% in 3Q03 to 6.21% in 3Q04.
• Operating profit was $156.81 million for the quarter, an increase of 4.96%.
• The operating margin rose by 3 b.p. during the quarter to 3.26%.
• Ebitda for the period increased 4.58% to $180.76 million; the Ebitda margin was 3.75%, up one b.p. versus 3Q03.
• Net income decreased 8.47%, to $109.53 million.
• The Group liquidated all of its bank debt during the quarter, bringing its cost-bearing liabilities to zero.
• Cash as of 3Q04 totaled $240.67 million pesos.

México City, October 28, 2004. Grupo Casa Saba (“Saba”, “GCS,” “the Company” or “the Group”), Grupo Casa Saba, one of the leading Mexican distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications, announces its consolidated financial and operating results for 3Q04.

During 3Q04, Grupo Casa Saba maintained a strategy oriented towards reducing cost-bearing liabilities, improving operations, reducing expenses and expanding its client base. Therefore, in GCS, we continued to direct our efforts at enhancing the level of service that we offer to our clients, while maintaining a strict policy of cost controls.

The results obtained during quarter were satisfactory. Operating income increased by 4.96% and the cash generated allowed us to liquidate our cost-bearing liabilities. Its important to mention that, for the first time since the year 2000, when the new administration took over operations, GCS reports a balance sheet without cost-bearing liabilities.

As of 3Q04, Grupo Casa Saba sustains a more solid balance sheet which, we believe, increases our growth potential.

Market Operations

During the quarter, we witnessed positive behaviors in almost all the different markets in which we operate, influenced by the various strategies that we have undertaken in each of them.

Private Pharma, our principal market, continued posting positive figures, due to the demographic and socio-economic environment in which this market evolves.

SALES BY DIVISION:

PRIVATE PHARMA

As has been the case over the past quarters, Private Pharma continued to be the main driver of the Group’s sales increase during the period as a result of its large contribution to the Group’s total sales. The Private Pharma Division gained 4.31% in terms of sales during the quarter, primarily due to the sustained growth of this market as well as Grupo Casa Saba’s market participation. Sales for the period reached $3,997.33 million compared to the $3,832.17 million registered in 3Q03.

As a percentage of total sales, Private Pharma represented 82.99% of total sales.

GOVERNMENT PHARMA

The Government Pharma Division registered significant sales gains during the period. Sales for 3Q04 were $150.84 million, an increase of 36.77% versus the $110.29 registered in 3Q03. As of September 2004, this division accounted for 3.13% of the group’s total sales.

The growth in this division was primarily the result of an increase in sales to Government institutions, including hospitals.

HEALTH, BEAUTY, CONSUMER GOODS AND GENERAL MERCHANDISE

Sales in the Group’s Health, Beauty, Consumer Goods and General Merchandise Division decreased 5.35%, to $481.22 million, as a result of a drop off in sales of health, beauty and consumer goods to some of our clients, who decided not to acquire these product lines from Grupo Casa Saba. Sales in this division accounted for 9.99% of total sales.

PUBLICATIONS

Sales for Citem, the Group’s Publications Division, totaled $187.46 million, an increase of 6.91% with respect to 3Q03. This result is due to improved efficiencies resulting from the recent restructuring of this area as well as the continued demand for the top name publications that it distributes. In 3Q04, this division accounted for 3.89% of the Group’s total sales.

                            Division                                    % of Sales
                    Private Pharma                                  82.99%
                 Government Pharma                              3.13%
      Health, Beauty, Consumer Goods
             and General Merchandise                         9.99%
                         Publications                                     3.89%

                            TOTAL                                       100.00%

QUARTERLY RESULTS

TOTAL SALES

Net sales for the third quarter of 2004 accounted for $4,816.85 million, an increase of 4.14% with respect to those reported in the third quarter of 2003.

GROSS PROFIT

In the third quarter of 2004, gross profit was $455.78 million, an increase of 1.6% versus the same quarter of 2003. Gross margin dropped 24 basis points to 9.46%, primarily as a result of higher competition in the markets of both pharmacy and super-market chains.

OPERATING EXPENSES

The company continued to reduce its operating expenses to reach $298.96 million, a reduction of $0.22 million with respect to 3Q03. The expense ratio for the quarter was favorable, declining 26 basis points from 6.47% in 3Q03 to 6.21% in 3Q04. By capitalizing on efficiencies derived from the restructuring of the delivery routes and greater operating controls, the Group was able to continue reducing its expenses and contribute to the company’s overall financial soundness.

OPERATING INCOME

Operating income for the quarter increased 4.96% to $156.81 million compared to the $149.4 million registered during the same period of 2003, reflecting the growth in sales combined with a reduction in expenses. The operating margin increased slightly, up 3 basis points to 3.26%.

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for the period rose 4.58% compared to 3Q03, to reach $180.76 million. The increase reflects both the higher operating profit as well as a 2.18% rise in depreciation and amortization, which accounted for $23.95 million in this quarter. The EBITDA margin was 3.75%, slightly higher than the 3.74% recorded in 3Q03.

COST-BEARING LIABILITIES AND CASH

The Group’s cost-bearing liabilities were liquidated and, in addition, we accumulated cash in the amount of $240.67 million pesos. By eliminating its bank debt, we believe that the company further strengthened its financial and competitive position.

COMPREHENSIVE FINANCING COSTS

The company’s comprehensive financing cost rose 59.58%, to reach $14.29 million during 3Q04. This increase was mainly due to a monetary position loss of $7.96 million which compares negatively with a monetary position gain of $2.06 million registered in 3Q03. The monetary loss is the result of the decrease in the Group’s bank debt. However is important to highlight that our current cost-bearing liabilities level allowed a 52.50% decline in interest paid.

OTHER EXPENSES/INCOME

Other expenses / (income) was -$9.81 million during the quarter, a decrease of 6.80% compared to the -$10.53 million registered in 3Q03. This income was primarily earned through the sale of assets as well as payments for services rendered to third parties

TAX PROVISIONS

In the third quarter the tax provision reached $42.80 million, 36.71% higher than in 3Q03. The effective tax rate for the period was 28.1%, which is somewhat higher than the rate of 20.74% that was reported in 3Q03.

NET INCOME

Net income for the quarter was $109.53 million, a decrease of 8.47% compared to the $119.66 million reported in 3Q03. This was due, in part, to the aforementioned increase in the tax provision, as well as the higher CFC.

WORKING CAPITAL

Accounts receivable days for the quarter were 56.8 days, a decrease of 0.4 days with respect to September 2003. Inventory days were also reduceded by 4 bp, to 43.6 days compared to 3Q03, while supplier days were 48.0 days, decreasing 4 bp, with respect to 3Q03.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors in Mexico of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:

GRUPO CASA SABA                                              IR Communications:
Jorge Sanchez, IRO                                                  Sandra Yatsko
+52 (55) 5284-6672                                                  +52 (55) 5644-1247
jsanchez@casasaba.com                                        sandra@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com